Exhibit 23.2
Consent of Independent Public Accountant
I herby consent to the incorporation of my report dated March 10, 2006 on my audit of the balance sheets of Insurance Specialist Group, Inc. (“ISG”) as of December 31, 2005 and 2004, and the related statements of operations and retained earnings, and cash flows for the years then ended and my report dated May 31, 2006 on my review of the balance sheets of Insurance Specialist Group, Inc. as of March 31, 2006 and 2005 and the related statements of income and retained earnings and cash flows for the three month periods included herein on the registration statement of Health Benefits Direct, Inc. on Form SB-2, and to the reference to me under the heading Experts in the prospectus.

/s/ Michael G. Chandross CPA, P.A.
Certified Public Accountant

Pompano Beach, Florida
June 30, 2006